

SECURITIES

05043902

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 22 2005
WASH, DC
209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Capital Markets, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 Riverside Avenue
(No. and Street)

Westport CT 06880
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Jonathan O'Herron~~ ~~203-222-8932~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

30 Two Bridges Road, Suite 240 Fairfield NJ 07004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEP 02 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Jonathan O'Herron, Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended June 30, 2005 and supplemental schedules pertaining to Westport Capital Markets, LLC as of June 30, 2005 are true and correct. I further affirm that neither the limited liability company nor any member has any proprietary interest in any account classified solely as that of a customer.

6/27/05

Jonathan O'Herron, Jr. Date
Managing Member

Subscribed and Sworn to before me

on this 27 day of June, 2005.

Notary Public

THERESA M. JUDKINS
NOTARY PUBLIC
My Commission Expires March 31, 2010


SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2005
WASH. D.C.
209
SECTION

WESTPORT CAPITAL MARKETS, LLC

(S.E.C. NO. 8-49495)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2005

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

******

This report is filed as a PUBLIC document
in accordance with Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934.

WESTPORT CAPITAL MARKETS, LLC

This report contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Operations.
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Member' s Capital.
[ ] (f) Statement of Changes in Liability Subordinated to Claims of General Creditor's (Not Applicable).
[ ] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
[ ] (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Not Required).
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Applicable).
[x] (l) An Affirmation.
[ ] (m) A copy of the SIPC Supplementary Report (Not Required).
[x] (n) A report describing any materials inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control Structure).

WESTPORT CAPITAL MARKETS, LLC

TABLE OF CONTENTS

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Westport Capital Markets, LLC
Westport, CT

We have audited the accompanying statement of financial condition of Westport Capital Markets, LLC. as of June 30, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Westport Capital Markets, LLC. at June 30, 2005 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, New Jersey
August 12, 2005

WESTPORT CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Current Assets:		
Cash and cash equivalents	$	1,833
Due from clearing broker		135,112
Investment in securities, at market value		40,000
Prepaid expenses and other current assets		30,615
Total current assets		207,560
Fixed assets, net of accumulated depreciation of $29,196		693
Total Assets	$	208,253

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accrued expenses	$	39,534
Due to member		30,000
Total current liabilities		69,534
Commitments and Contingencies		
Member's Capital		138,719
Total Liabilities and Member's Equity	$	208,253

See independent auditor's report and the accompanying notes to the statement of financial condition.

WESTPORT CAPITAL MARKETS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

Note A – Organization and Significant Accounting Policies

Nature of Business

Westport Capital Markets, LLC (the "Company"), is a securities broker-dealer servicing both institutional and retail clients.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Revenue Recognition

The Company generates its revenues principally by providing securities trading, investment management and brokerage services. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of the financial markets.

Non-recognition of commissions arising from unsettled customer transactions is not considered to have a material effect on either the Company's financial statements or net capital computations.

The Company clears all securities transactions through Bear Stearns Securities Corp. (Bear Stearns), on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with three months or less to maturity at the date of purchase to be cash equivalents.

Fixed Assets

Fixed assets include furniture, vehicle and equipment and are depreciated to the extent permitted by Section 179 of the Internal Revenue Code and thereafter on a straight-line basis based on estimated lives of five years. This acceleration of depreciation on a book basis to conform to income tax returns is not considered to have a material effect on either the Company's financial statements or net capital computations.

Income Taxes

Although formed as a limited liability company, the Company has elected corporate status for tax purposes. The Company reports income for tax purposes using substantially the same method as for financial reporting purposes.

Note B – Clearing Broker and Off-Balance Sheet Risk

The Company uses Bear Stearns to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. In connection with its clearing agreement, the Company must maintain a minimum deposit with Bear Stearns of $100,000.

Pursuant further to its clearing agreement, customers' money balances and security positions are carried on Bear Stearn's books. Under certain conditions, the Company has agreed to indemnify Bear Stearns for any related losses, if any, that Bear Stearns may sustain. Both the Company and Bear Stearns monitor collateral on securities transactions to minimize exposure to loss.

Note C – Net Capital Requirements and Subsequent Event

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company had net capital of $97,036, which was $2,964 deficient of its required net capital of $100,000. The Company's net capital ratio was 0.7166 to 1. The deficiency was cured by a capital contribution of $30,000 from the sole member on July 28, 2005. As of July 28, 2005, net capital was approximately $121,000 which was $21,000 in excess of its required net capital of $100,000.

Note D – Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107. Disclosures About Fair Value of Financial Instruments requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at, or approximate fair value.

Note E – Commitment and Contingencies

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparts. The Company has a policy of reviewing, as considered necessary, the credit standing of customers and counter parties with which it conducts business.

Note F – Operating Lease Commitment

The Company entered into a building lease for a term of five years beginning June 2005.

The future minimum rent under this lease is as follows:

For year ended:	
June 30, 2006	$ 58,870
June 30, 2007	61,127
June 30, 2008	63,384
June 30, 2009	65,641
June 30, 2010	62,068
Total	$ 311,090

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

Board of Directors
Westport Capital Markets, LLC

In planning and performing our audit of the financial statements of Westport Capital Markets, LLC for the year ended June 30, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ending June 30, 2005, and this report does not affect our report thereon dated August 12, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
August 12, 2005